EX 99.28(d)(15)(v)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Capital Guardian Trust Company

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Capital Guardian Trust Company, a California corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Amended and Restated Investment Sub-Advisory Agreement effective as of the 1st day of December, 2012, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the planned reorganization of the JNL/Capital Guardian Global Diversified Research Fund, a series of the Trust, into the JNL/Oppenheimer Global Growth Fund, another series of the Trust, the parties have agreed to amend Schedules A and B to the Agreement to remove the JNL/Capital Guardian Global Diversified Research Fund and its respective fees.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 25, 2016, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 25, 2016, attached hereto.

3.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective April 25, 2016.

Jackson National Asset Management, LLC		Capital Guardian Trust Company

By:	/s/ Mark D. Nerud	By:	/s/ Michael A. Burik
Name:	Mark D. Nerud	Name:	Michael A. Burik
Title:	President and CEO	Title:	Senior Vice President

Schedule A
Dated April 25, 2016

Funds
JNL/Capital Guardian Global Balanced Fund

A-1

Schedule B
Dated April 25, 2016
 (Compensation)

JNL/Capital Guardian Global Balanced Fund (1)
Average Daily Net Assets	Annual Rate
$0 to $400 Million:	.41%
Over $400 Million:	.35%

(1)
If the Fund’s annualized fees exceed $1.25 million, a 5% management fee discount will be applied. Discount eligibility will be determined at each period end based upon the Fund’s annualized management fees for the period.

B-1